Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

@tickersymbolyou 2



According to Market US, the global artificial intelligence market is expected to almost 12x over the next 8 years, which is a compound annual growth rate of 36.8%! (Source: Market.us)

But many of the companies building next generation AI applications are not publicly traded.



Think about the 90s and early 2000s. Companies like Amazon and Google went public very early in their growth cycle. But today, companies are waiting an average of TEN YEARS or LONGER to go public!



That means investors like us can miss out on most of the returns from the next Amazon. The next Google. The next Nvidia. So, I spent a lot of time digging into this and the Fundrise Innovation Fund is a great way to invest in some of the best tech companies *before* they go public!

[scrolling through the website]



Venture capital is usually only for the ultra-wealthy, but Fundrise's Innovation Fund gives regular investors access to some of the top private, pre-IPO companies on Earth without breaking the bank.

The Fundrise Innovation Fund has an impressive track record, already investing over $100 million into some of the largest, most in-demand AI and data infrastructure companies.



DISCLAIMER: AS IT RELATES TO THE FUNDRISE INNOVATION FUND, CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE INNOVATION FUND BEFORE INVESTING. THIS AND OTHER INFORMATION CAN BE FOUND IN THE FUND'S PROSPECTUS FUNDRISE.COM/INNOVATION. READ THEM CAREFULLY BEFORE INVESTING.

So, if you want access to some of the best late-stage AI companies before they IPO, check out the Fundrise Innovation Fund with my link below today!

Access some of the best late-stage AI companies BEFORE THEY IPO with the Fundrise Innovation Fund: https://fundrise.com/tickersymbolyou